FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Communication regarding capital increase dated September 4, 2009

Item 1
OTHER COMMUNICATIONS
Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs of the envisaged schedule for the execution of the free-of-charge capital increase (the “Capital Increase”) approved on June 19, 2009 by Santander’s Ordinary Shareholders’ Meeting under section eight of its agenda, which Capital Increase serves as an instrument for the flexible remuneration scheme named “Santander Dividendo Elección”, a scheme that, subject to the Bank’s Executive Commitee prior resolution, shall offer shareholders the option to receive cash and/or new shares on the payment date for the second interim dividend, as described in the report by the Board of Directors of the Bank that explained the Capital Increase proposal1:
•	14 October. Determination of the number of rights needed to receive one share and of the final price of the right-purchase commitment
•	15 October (23:59 hours). Record date for the granting of rights
•	16 October. Commencement of the rights trading period
•	27 October. Last date to request remuneration in cash (sale of rights to Grupo Santander)
•	30 October. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash
•	4 November. Commencement of the ordinary trading of the new shares / payment of cash to shareholders who have so requested
Boadilla del Monte (Madrid), September 4, 2009

[1]	The term for the acceptance of the right-purchase commitment and the envisaged payment-date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 4, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President